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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
ANNOUNCEMENT REGARDING DELAY IN DESPATCH OF CIRCULAR
MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE WITH
HUBEI SCIENCE & TECHNOLOGY INVESTMENT GROUP CO., LTD

Pursuant to Rule 14.36A of the Listing Rules, the Company is required to disclose reasons for the delay in despatch of the circular containing, amongst other things, details of the formation of the Joint Venture and a notice of the EGM (the “Circular”). Financial information in respect of Wuhan Xinxin will only be publicly disclosed after the relevant PRC approvals have been given, therefore the Company will require additional time for finalising certain financial information of Wuhan Xinxin and pro forma financial information of the enlarged Group for inclusion in the Circular. The relevant PRC approvals are expected to be obtained six to nine months after signing of the JV Memorandum on 12 May 2011 and the Company expects to despatch the Circular by 31 May 2012.

Reference is made to the Company’s announcement dated 12 May 2011 (the “Announcement”). Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement unless otherwise stated.

Delay in Despatch of Circular

Pursuant to Rule 14.36A of the Listing Rules, the Company is required to disclose reasons for the delay in despatch of the circular containing, amongst other things, details of the formation of the Joint Venture and a notice of the EGM (the “Circular”). Financial information in respect of Wuhan Xinxin will only be publicly disclosed after the relevant PRC approvals have been given, therefore the Company will require additional time for finalising certain financial information of Wuhan Xinxin and pro forma financial information of the enlarged Group for inclusion in the Circular. The relevant PRC approvals are expected to be obtained six to nine months after signing of the JV Memorandum on 12 May 2011 and the Company expects to despatch the Circular by 31 May 2012.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 2 June 2011

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.